Exhibit 99.1

RLX Technology Announces Unaudited Third Quarter 2021 Financial Results

BEIJING, December 3, 2021 /PRNEWSWIRE/ - RLX Technology Inc. (“RLX Technology” or the “Company”) (NYSE: RLX), a leading branded e-vapor company in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Financial Highlights

•	Net revenues were RMB1,676.7 million (US$260.2 million), representing a decrease of 34.0% from RMB2,541.4 million in the second quarter of 2021.

•	Gross margin was 39.1%, compared to 45.1% in the second quarter of 2021.

•	U.S. GAAP net income was RMB976.4 million (US$151.5 million), compared with RMB824.3 million in the second quarter of 2021.

•	Non-GAAP net income[1] was RMB452.7 million (US$70.3 million), compared with RMB651.8 million in the second quarter of 2021.

“In the third quarter, we continued to develop our business through concerted efforts deepening our scientific research abilities, adding to our differentiated product portfolio, and enhancing our sustainability initiatives. We also strengthened our core capabilities by expanding our talent pool, optimizing our retail network and making digitalization upgrades to our operating infrastructure,” said Ms. Ying (Kate) Wang, Co-founder, Chairperson of the Board of Directors and Chief Executive Officer of RLX Technology. “Looking ahead, with the formal confirmation of the amendment to the implementation rules of tobacco monopoly law announced last week bringing innovative tobacco products including e-cigarettes under the regulatory framework, together with the draft administrative measures for electronic cigarettes and the draft national electronic cigarette product standards announced earlier this week, we believe the sector will enter a new era of development, an era marked by enhanced product safety and quality, augmented social responsibilities, and improved intellectual property protection. These developments will pave way for long-term sustainable growth in this sector.”

“In the past quarter, we placed even more focus on investments in R&D, organizational upgrades and operational efficiency improvements in existing channels, shifting from the efforts on distribution network expansion in previous quarters,” said Mr. Chao Lu, Chief Financial Officer of RLX Technology. “As a result, we have a richer product portfolio in the pipeline and healthier inventory levels across our value chain.”

“We believe our quarterly revenue drop was temporary, and the investments we made in products, talents, research, and compliance in the third quarter and beyond will place us in advantageous positions under the new regulatory paradigm. We expect these investments to yield steady and sustainable growth soon,” Mr. Lu added.

Third Quarter 2021 Unaudited Financial Results

Net revenues decreased by 34.0% to RMB1,676.7 million (US$260.2 million) in the third quarter of 2021 from RMB2,541.4 million in the second quarter of 2021. The decrease was as a result of volatile market conditions, including (i) the negative publicity on the e-vapor industry since the latter half of the second quarter, (ii) the fact that the draft new rules announced on March 22, 2021 had not been formally confirmed in this quarter, and (iii) evolving COVID-19 restrictions in response to outbreaks in China, which had an adverse impact on our sales and channel inventory management.

1 Non-GAAP net income is a non-GAAP financial measure. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Gross profit decreased by 42.8% to RMB656.0 million (US$101.8 million) in the third quarter of 2021 from RMB1,146.5 million in the second quarter of 2021.

Gross margin was 39.1% in the third quarter of 2021, compared to 45.1% in the second quarter of 2021. The decrease was primarily due to (i) an increase in direct cost related to promotional activities and (ii) an increase in inventory provision.

Operating expenses were positive RMB241.3 million (US$37.5 million) in the third quarter of 2021, representing a decrease of 244.4% from RMB167.2 million in the second quarter of 2021. The significant decrease in operating expenses was primarily due to the recognition of share-based compensation expenses of positive RMB523.7 million (US$81.3 million), consisting of (i) share-based compensation expenses of positive RMB90.8 million (US$14.1 million) recognized in selling expenses, (ii) share-based compensation expenses of positive RMB320.1 million (US$49.7 million) recognized in general and administrative expenses, and (iii) share-based compensation expenses of positive RMB112.8 million (US$17.5 million) recognized in research and development expenses. The significant fluctuations in share-based compensation expenses were primarily due to the changes in the fair value of the share incentive awards that the Company granted to its employees as affected by the significant fluctuations of the share price of the Company.

Selling expenses decreased by 55.1% to RMB56.5 million (US$8.8 million) in the third quarter of 2021 from RMB126.0 million in the second quarter of 2021. The decrease was mainly driven by the (i) fluctuation of share-based compensation expenses and (ii) a decrease in salaries and welfare benefits, partially offset by an increase in branding material expenses.

General and administrative expenses decreased by 649.8% to positive RMB253.2 million (US$39.3 million) in the third quarter of 2021 from RMB46.1 million in the second quarter of 2021. The decrease was mainly driven by the (i) fluctuation of the share-based compensation expenses and (ii) a decrease in salaries and welfare benefits.

Research and development expenses decreased by 808.3% to positive RMB44.6 million (US$6.9 million) in the third quarter of 2021 from positive RMB4.9 million in the second quarter of 2021. The decrease was mainly driven by the (i) fluctuation of the share-based compensation expenses and (ii) a decrease in salaries and welfare benefits, partially offset by (i) an increase in software and technical expenses and (ii) an increase in consulting expenses.

Income from operations was RMB897.3 million (US$139.3 million) in the third quarter of 2021, compared with RMB979.3 million in the second quarter of 2021.

Income tax expense was RMB121.4 million (US$18.8 million) in the third quarter of 2021, compared with RMB204.2 million in the second quarter of 2021. The decrease was primarily due to a decrease in taxable income.

U.S. GAAP net income was RMB976.4 million (US$151.5 million) in the third quarter of 2021, compared with RMB824.3 million in the second quarter of 2021.

Non-GAAP net income was RMB452.7 million (US$70.3 million) in the third quarter of 2021, representing a decrease of 30.5% from RMB651.8 million in the second quarter of 2021.

U.S. GAAP basic and diluted net income per American depositary share (“ADS”) were RMB0.724 (US$0.112) and RMB0.717 (US$0.111), respectively, in the third quarter of 2021, compared to U.S. GAAP basic and diluted net income per ADS of RMB0.595 and RMB0.591, respectively, in the second quarter of 2021.

Non-GAAP basic and diluted net income per ADS2 were RMB0.334 (US$0.052) and RMB0.332 (US$0.051), respectively, in the third quarter of 2021, compared to non-GAAP basic and diluted net income per ADS of RMB0.470 and RMB0.467, respectively, in the second quarter of 2021.

Balance Sheet and Statements of Cash Flows

As of September 30, 2021, the Company had cash and cash equivalents, restricted cash, short-term bank deposits, short-term investments and long-term bank deposits of RMB14,720.3 million (US$2,284.6 million), compared to RMB14,880.8 million as of June 30, 2021. As of September 30, 2021, approximately US$1,643.1 million (RMB10,586.9 million) was denominated in U.S. dollars.

For the third quarter ended September 30, 2021, net cash used in operating activities was RMB142.9 million (US$22.2 million).

Conference Call

The Company’s management will host an earnings conference call at 7:00 A.M. U.S. Eastern Time on December 3, 2021 (8:00 P.M. Beijing/Hong Kong Time on December 3, 2021).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-317-6003
International:	+1-412-317-6061
Hong Kong, China (toll free):	+800-963-976
Hong Kong, China:	+852-5808-1995
Mainland China:	400-120-6115
Participant Code:	4250889

Participants should dial-in at least 10 minutes before the scheduled start time and ask to be connected to the call for “RLX Technology Inc.” with the Participant Code as set forth above.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.relxtech.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until December 10, 2021, by dialing the following telephone numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10161974

2 Non-GAAP basic and diluted net income per ADS is a non-GAAP financial measure. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

About RLX Technology Inc.

RLX Technology Inc. (NYSE: RLX) is a leading branded e-vapor company in China. The Company leverages its strong in-house technology and product development capabilities and in-depth insights into adult smokers' needs to develop superior e-vapor products. RLX Technology Inc. sells its products through an integrated offline distribution and "branded store plus" retail model tailored to China's e-vapor market.

For more information, please visit: http://ir.relxtech.com.

Non-GAAP Financial Measures

The Company uses Non-GAAP net income and Non-GAAP basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP net income represents net income excluding share-based compensation expenses. Non-GAAP basic and diluted net income per ADS is computed using Non-GAAP net income attributable to RLX Technology Inc. and the same number of ADSs used in U.S. GAAP basic and diluted net income/(loss) per ADS calculation.

The Company presents these non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company believes that they help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in net income/(loss). The Company also believes that the use of the non-GAAP measures facilitates investors' assessment of its operating performance, as they could provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. They should not be considered in isolation or construed as an alternative to net income/(loss), basic and diluted net income/(loss) per ADS or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review its historical non-GAAP financial measures to the most directly comparable U.S. GAAP measures. The non-GAAP financial measures here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.4434 to US$1.00, the exchange rate on September 30, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” and similar statements. Among other things, quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s e-vapor market; changes in its revenues and certain cost or expense items; PRC governmental policies, laws and regulations relating to the Company's industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of this press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

RLX Technology Inc.

Head of Investor Relations

Sam Tsang

Email: ir@relxtech.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

Email: RLX@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: RLX@tpg-ir.com

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of
	December 31,	September 30,	September 30,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,113,988	6,368,034	988,303
Restricted cash	340,813	500	78
Short-term bank deposits	493,282	2,503,153	388,483
Receivables from online payment platforms	862	1,923	298
Short-term investments	1,473,349	3,138,215	487,043
Accounts and notes receivable	20,089	6,984	1,084
Inventories, net	329,123	622,990	96,687
Amounts due from related parties	21,006	21,382	3,318
Prepayments and other current assets	74,383	372,198	57,764
Total current assets	3,866,895	13,035,379	2,023,058
Non-current assets:
Property, equipment and leasehold improvement, net	74,500	143,879	22,330
Intangible assets, net	5,393	8,533	1,324
Long-term investments	4,000	12,000	1,862
Deferred tax assets	6,000	815	127
Right-of-use assets, net	91,743	195,493	30,340
Long-term bank deposits	-	2,710,378	420,644
Other non-current assets	11,354	38,074	5,909
Total non-current assets	192,990	3,109,172	482,536
Total assets	4,059,885	16,144,551	2,505,594

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	1,459,782	1,449,385	224,941
Contract liabilities	320,434	115,956	17,996
Salary and welfare benefits payable	179,558	341,094	52,937
Taxes payable	363,644	480,648	74,595
Accrued expenses and other current liabilities	116,929	259,554	40,282
Amounts due to related parties	11,174	-	-
Lease liabilities-current portion	45,073	79,837	12,391
Total current liabilities	2,496,594	2,726,474	423,142

Non-current liabilities:
Deferred tax liabilities	5,210	5,210	809
Lease liabilities-non-current portion	49,448	121,284	18,823
Total non-current liabilities	54,658	126,494	19,632
Total liabilities	2,551,252	2,852,968	442,774

Shareholders’ Equity:
Ordinary shares (US$0.00001 par value; 15,000,000,000 shares authorized; 1,436,815,570 shares issued and outstanding as of December 31, 2020; 1,570,790,570 shares issued and 1,345,854,800 shares outstanding as of September 30, 2021)	94	103	16
Additional paid in capital	1,589,857	11,806,405	1,832,326
Statutory reserves	1,000	1,000	155
(Accumulated deficit)/ retained earnings	(81,640)	1,449,183	224,910
Accumulated other comprehensive (loss)/income	(678)	31,984	4,962
Total RLX Technology Inc. shareholders’ equity	1,508,633	13,288,675	2,062,369
Noncontrolling interests	-	2,908	451
Total shareholders’ equity	1,508,633	13,291,583	2,062,820

Total liabilities and shareholders’ equity	4,059,885	16,144,551	2,505,594

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the three months ended				For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	1,120,159	2,541,402	1,676,723	260,223	2,201,261	6,616,622	1,026,884
Cost of revenues	(682,617)	(1,394,916)	(1,020,753)	(158,418)	(1,367,838)	(3,710,092)	(575,797)
Gross profit	437,542	1,146,486	655,970	101,805	833,423	2,906,530	451,087

Operating expenses:
Selling expenses	(86,650)	(126,005)	(56,525)	(8,773)	(246,471)	(474,066)	(73,574)
General and administrative expenses	(254,815)	(46,056)	253,231	39,301	(324,926)	(505,639)	(78,474)
Research and development expenses	(38,546)	4,911	44,607	6,923	(90,396)	(162,116)	(25,160)
Total operating expenses	(380,011)	(167,150)	241,313	37,451	(661,793)	(1,141,821)	(177,208)

Income from operations	57,531	979,336	897,283	139,256	171,630	1,764,709	273,879

Other income：
Interest income, net	11,242	16,069	22,633	3,513	24,729	48,117	7,468
Investment income	5,842	23,868	27,463	4,262	8,731	66,258	10,283
Others, net	10,507	9,185	150,498	23,357	23,461	156,515	24,291
Income before income tax	85,122	1,028,458	1,097,877	170,388	228,551	2,035,599	315,921
Income tax expense	(77,288)	(204,154)	(121,442)	(18,848)	(119,907)	(501,889)	(77,892)
Net income	7,834	824,304	976,435	151,540	108,644	1,533,710	238,029
Less: net income attributable to noncontrolling interests	-	-	2,520	391	-	2,520	391
Net income attributable to RLX Technology Inc.	7,834	824,304	973,915	151,149	108,644	1,531,190	237,638
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(357)	(184,772)	41,911	6,504	156	32,662	5,069
Total other comprehensive (loss)/income	(357)	(184,772)	41,911	6,504	156	32,662	5,069
Total comprehensive income	7,477	639,532	1,018,346	158,044	108,800	1,566,372	243,098
Less: total comprehensive income attributable to noncontrolling interests	-	-	2,520	391	-	2,520	391
Total comprehensive income attributable to RLX Technology Inc.	7,477	639,532	1,015,826	157,653	108,800	1,563,852	242,707

Net income per ordinary share/ADS
Basic	0.005	0.595	0.724	0.112	0.076	1.078	0.167
Diluted	0.005	0.591	0.717	0.111	0.076	1.073	0.167

Weighted average number of ordinary shares/ADSs
Basic	1,436,815,570	1,385,410,036	1,345,928,878	1,345,928,878	1,436,815,570	1,419,969,217	1,419,969,217
Diluted	1,436,815,570	1,394,565,595	1,357,908,401	1,357,908,401	1,436,815,570	1,427,055,536	1,427,055,536

RLX TECHNOLOGY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the three months ended				For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income	7,834	824,304	976,435	151,540	108,644	1,533,710	238,029
Add: share-based compensation expenses
Selling expenses	9,760	(51,473)	(90,768)	(14,087)	19,055	(21,538)	(3,343)
General and administrative expenses	214,572	(41,404)	(320,126)	(49,683)	226,047	256,964	39,880
Research and development expenses	13,834	(79,666)	(112,847)	(17,514)	27,905	(54,201)	(8,412)
Non-GAAP net income	246,000	651,761	452,694	70,256	381,651	1,714,935	266,154

Net income attributable to RLX Technology Inc.	7,834	824,304	973,915	151,149	108,644	1,531,190	237,638
Add: share-based compensation expenses	238,166	(172,543)	(523,741)	(81,284)	273,007	181,225	28,125
Non-GAAP net income attributable to RLX Technology Inc. for computing non-GAAP net income per ordinary share/ADS	246,000	651,761	450,174	69,865	381,651	1,712,415	265,763

Non-GAAP net income per ordinary share/ADS
- Basic	0.171	0.470	0.334	0.052	0.266	1.206	0.187
- Diluted	0.171	0.467	0.332	0.051	0.266	1.200	0.186
Weighted average number of ordinary shares/ADSs
- Basic	1,436,815,570	1,385,410,036	1,345,928,878	1,345,928,878	1,436,815,570	1,419,969,217	1,419,969,217
- Diluted	1,436,815,570	1,394,565,595	1,357,908,401	1,357,908,401	1,436,815,570	1,427,055,536	1,427,055,536

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the three months ended				For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2020	2021	2021	2021	2020	2021	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net cash generated from/(used in) operating activities	798,828	649,441	(142,852)	(22,170)	1,299,262	1,334,154	207,057
Net cash used in investing activities	(746,205)	(3,620,360)	(38,534)	(5,980)	(2,642,398)	(6,473,141)	(1,004,616)
Net cash generated from/(used in) financing activities	324,272	(6,174)	389	60	1,375,540	10,031,637	1,556,886
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	15,915	(146,515)	23,372	3,627	30,005	21,083	3,272
Net increase/(decrease) in cash and cash equivalents and restricted cash	392,810	(3,123,608)	(157,625)	(24,463)	62,409	4,913,733	762,599
Cash, cash equivalents and restricted cash at the beginning of the period	153,691	9,649,767	6,526,159	1,012,844	484,092	1,454,801	225,782
Cash, cash equivalents and restricted cash at the end of the period	546,501	6,526,159	6,368,534	988,381	546,501	6,368,534	988,381